UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

The Carlyle Group Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

14316J108
(CUSIP Number)

July 8, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 16,885,569
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 16,885,569
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,885,569
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.76%(1)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the number of Common Stock disclosed as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the three and nine months ended March 31, 2021, filed with the Commission on April 29, 2021.

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mamoura Diversified Global Holding PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 16,885,569
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 16,885,569
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,885,569
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.76%(1)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the number of Common Stock disclosed as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the three and nine months ended March 31, 2021, filed with the Commission on April 29, 2021.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Five Overseas Investment L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 16,885,569
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 16,885,569
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,885,569
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.76%(1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the number of Common Stock disclosed as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the three and nine months ended March 31, 2021, filed with the Commission on April 29, 2021.

The purpose of this Amendment No. 1 to the Schedule 13G is to update Items 4 and 5 to reflect the disposition of shares of Common Stock and report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 1.

(a)	Name of Issuer:

The Carlyle Group Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1001 Pennsylvania Avenue, NW, Washington, DC, 20004-2505

Item 2.

(a)	Name of Person Filing:

(i)	Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi and wholly owned by the Government of the Emirate of Abu Dhabi (“Mubadala”), which is the sole owner of Mamoura Diversified Global Holdings PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi and formerly known as Mubadala Development Company PJSC (“Mamoura”).

(ii)	Mamoura, which is the sole owner of Five Overseas Investment L.L.C. (“Five Overseas”).

(iii)	Five Overseas.

(b)	Address of Principal Business Office or, if none, Residence:

(i)	Al Mamoura Building 45005, Abu Dhabi, United Arab Emirates

(ii)	Al Mamoura Building 45005, Abu Dhabi, United Arab Emirates

(iii)	Al Mamoura Building 45005, Abu Dhabi, United Arab Emirates

(c)	Citizenship:

(i)	The Emirate of Abu Dhabi, United Arab Emirates

(ii)	The Emirate of Abu Dhabi, United Arab Emirates

(iii)	The Emirate of Abu Dhabi, United Arab Emirates

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

14316J108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

(a)	Amount Beneficially Owned: The responses of the Reporting Persons to Rows (5) through (11) of the cover pages of this Statement are incorporated herein by reference.

(b)	Percent of Class: The responses of the Reporting Persons to Row (11) of the cover pages of this Statement are incorporated herein by reference.

(c)	Number of shares as to which the person has: The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Member of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUBADALA INVESTMENT COMPANY PJSC

July 13, 2021
Date

/s/ Samer Halawa
Signature

Samer Halawa / Chief Legal Officer
Name/Title

MAMOURA DIVERSIFIED GLOBAL HOLDING PJSC

July 13, 2021
Date

/s/ Samer Halawa
Signature

Samer Halawa / Authorized Signatory
Name/Title
Five Overseas Investment L.L.C.

July 13, 2021
Date

/s/ Rodney Cannon
Signature

Rodney Cannon / Authorized Signatory
Name/Title